Exhibit 99.1

In May, FCA posted a 9% increase in passenger car sales in Europe, outpacing the industry for the fifth consecutive month. The Group was leader in the European A segment for the 29th consecutive month, with the Fiat Panda and Fiat 500 accounting for a combined 29.5% share. The Fiat 500L ranked first in the Small MPV segment for the month with a 24.1% share. The Fiat 500X and Jeep Renegade have also established themselves among the best selling models in the Small SUV segment. The Fiat brand outperformed the industry for the third consecutive month, with a significant contribution from the 500X. On the back of the sales performance of the Renegade, the Jeep brand registered its 19th consecutive monthly increase in Europe, with percentage sales growth well above the industry average in each of the major markets.

The European passenger car market (EU28+EFTA) continued the year’s positive trend, although below previous levels. New vehicle registrations were up 1.4% for the month, to 1,152,000 vehicles, and 6.7% for the year-to-date, to more than 6,000,000 vehicles.

FCA outperformed the industry average for the fifth month running, with May sales increasing 9.0% year-over-year to more than 78,000 vehicles. European market share was 6.8%, compared with 6.3% in May a year ago and 6.5% in April 2015.
The Group outpaced the industry in several major markets, with sales up 13.4% year-over-year in Italy (+10.8% for the industry), 3.4% in France (-3.5% for the industry), 4.4% in the UK (+2.4% for the industry) and 19.4% in Spain (+13.9% for the industry).
Year-to-date, sales were up 11.5% to more than 385,000 vehicles (also significantly higher than the industry average) and share was 30 basis points higher at 6.4%.

Fiat brand outpaced the industry for the third consecutive month, with May sales up 7.1% year-over-year to nearly 59,000 vehicles and share increasing 30 basis points to 5.1%. The brand’s May sales increased 13.1% year-over-year in Italy, 10.3% in France and 20.0% in Spain, outperforming the industry in all three markets.
For the year-to-date, the brand’s European sales were up 8.4% to nearly 290,000 vehicles, with share stable at 4.8%.
The brand posted its 29th consecutive month as leader in the European A segment, with the Panda and 500 accounting for a combined 29.5% share. The Panda was the top selling A-segment vehicle with nearly 15,200 units sold in May (just a few dozen ahead of the 500) and nearly 77,100 sold for the year-to-date, an 11.5% increase over the first five months of 2014. Sales of the 500 were up 3.1% for the year-to-date to more than 81,100 vehicles.
The 500L family registered its eighth consecutive month as leader in the Small MPV segment, with May sales of nearly 7,900 vehicles and segment share at 24.1%. The 500X ranked among the top ten in the Small SUV segment with 5,700 vehicles sold during the month.

Lancia/Chrysler posted May sales of nearly 5,700 vehicles, accounting for a 0.5% share of the market. For the year-to-date, sales totaled 29,600 units and market share was 0.5%. The brand posted a particularly strong result in Germany, with sales up 8.0% over May a year ago compared with a 6.7% decrease for the market.
For the Lancia Ypsilon, sales in Italy were up 10.7% year-over-year and segment share was 13.0%.

Alfa Romeo closed May with nearly 5,600 vehicles sold (+0.4% year-over-year) and European market share stable at 0.5%. Year-to-date, brand sales totaled nearly 25,500 vehicles with share at 0.4%.
The brand posted May sales increases in Austria (+20.0%), Italy (+6.0%) and the UK (+3.0%). For the year-to-date, brand sales were up 12.5% in Austria and 4.2% in Italy. For the Giulietta, May sales were up 8.5% over the prior year.

Jeep extended its streak of year-over-year sales increases to 19 consecutive months. The brand’s May sales were up 134.2% to more than 7,500 vehicles, representing the highest percentage increase of any brand in Europe, and market share more than doubled, increasing to 0.7% from 0.3% one year ago.

Year-to-date, sales were up 173.6% to nearly 36,500 vehicles, compared with 13,300 for the first five months in 2014. Market share was 40 basis points higher at 0.6%.
The brand significantly outperformed the industry average in each of the five major European markets. May sales were up 183.9% year-over-year in Italy, 46.4% in Germany, 363.1% in France, 210.6% in the UK, and 217.9% in Spain.
Sales of the Cherokee were up 4.85% year-over-year and, at the end of May, Jeep introduced the 2.2L MultiJet II turbo-diesel option with 9-speed automatic transmission and all-wheel-drive. The biggest contribution came from the Jeep Renegade, already among the top ten in its segment, with May sales of just under 5,000 vehicles.

For Ferrari and Maserati, the Group’s luxury brands, European sales totaled 857 vehicles in May and 4,062 vehicles for the year-to-date.

London, 16 June 2015

For additional information:
+39.011.0063088
mediarelations@fcagroup.com
www.fcagroup.com